(LETTERHEAD OF AMERICAN EXPRESS CREDIT CORPORATION)

January 15, 2010

By Edgar Correspondence

Mr. Kevin W. Vaughan
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E
Washington, D.C. 20549

Re:         American Express Credit Corporation
File No. 001-6908
Amendment Number One to Form 10-K for the fiscal year ended December 31, 2007
Form 10-K for the fiscal year ended December 31, 2008
Amendment Number One to Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Amendment Number One to Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Amendment Number One to Form 10-Q for the period ended June 30, 2009
Form 8-K dated November 12, 2009
Form 10-Q for the period ended September 30, 2009

Dear Mr. Vaughan:

We refer to the letter dated December 31, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to David L. Yowan, Chief Executive Officer of American Express Credit Corporation (the “Company”) concerning the Company’s filings referenced above.

Following up on conversations between Joan C Amble, Corporate Comptroller of American Express Company, and you on January 13th and you and Jonathan Gottlieb on January 15th, 2010, please let this letter serve to document the Company’s intention to respond to the Comment Letter by February 12th, 2010, at the latest and earlier if at all possible.  As we discussed, we are making this request because of the timing of the Comment Letter vs. our year end accounting and reporting obligations and the significant interaction we are simultaneously having with other regulators in connection with the status of American Express Company as a Bank Holding Company.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments on its filings do not foreclose the Commission from taking action with respect to the filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s patience and cooperation in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-2396 or Joan C. Amble at 212-640-2744.

Very truly yours, /S/ David L. Yowan, David L. Yowan Chief Executive Officer

cc:          Jonathan E. Gottlieb, Esq.
               Michael Clampitt, Esq.
               Brittany Ebbertt
Joan C. Amble
Richard M. Starr, Esq.